Exhibit 99.1

Aurora Announces Results of 2020 Annual General and Special Meeting

NYSE | TSX: ACB

EDMONTON, AB, Nov. 16, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) ( TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, is pleased to announce the voting results from its Annual General and Special Meeting of Shareholders (the "Meeting") held on Thursday, November 12, 2020 by virtual webcast. The total number of shares represented by shareholders present in person and by proxy at the Meeting was 48,828,603, representing 40.34% of Aurora's issued and outstanding common shares.

All of the matters put forward before shareholders for consideration and approval, as set out in the Company's Management Information Circular dated September 28, 2020, were approved by the requisite majority of votes cast at the Meeting. The details of the voting results for the election of directors are set out below:

Nominee	Votes For	Votes Withheld
Miguel Martin	9,114,731 (90.05%)	1,007,078 (9.95%)
Michael Singer	8,327,088 (82.27%)	1,794,722 (17.73%)
Ron Funk	8,920,391 (88.13%)	1,201,419 (11.87%)
Norma Beauchamp	8,901,696 (87.95%)	1,220,113 (12.05%)
Margaret Shan Atkins	8,965,142 (88.57%)	1,156,667 (11.43%)
Adam Szweras	8,642,769 (85.39%)	1,479,040 (14.61%)
Michael Detlefsen	9,009,767 (89.01%)	1,112,043 (10.99%)
Lance Friedmann	8,894,788 (87.88%)	1,227,022 (12.12%)

Shareholders also approved the following matters:

  appointment of KPMG LLP as auditors of the Company for the ensuing year;
  renewal of the Company's 10% "rolling" stock option plan;
  adoption of the Company's fixed performance share unit plan;
  an amendment to each of the Company's fixed restricted share unit plan and fixed deferred share unit plan to increase the number of common shares issuable under each plan; and
  a non-binding advisory resolution on the Company's approach to executive compensation

The Company has filed a report of voting results on all resolutions voted on at the Meeting on www.sedar.com

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 16-NOV-20